Mail Stop 3561

May 3, 2006

By Facsimile and U.S. Mail

Mr. Robert Flexon
Chief Financial Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

> **Re: NRG Energy, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 7, 2006**
> **File No. 1-15891**

Dear Mr.Flexon :

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 1. – Market Framework, page 27

1. Please explain how you are accounting for your long-term all requirements contracts with the 11 Louisiana distribution cooperatives.   To the extent there are any minimum load requirements under the contracts, explain to us what consideration was given to DIG Issue A-6. If you concluded these contracts were derivatives, please explain whether and how you elected the normal purchases and normal sales exception. In this regard, you disclose that your assets are

insufficient to satisfy the requirements of the customers under these contracts. Please explain to what extent you may be using a market mechanism to satisfy these contracts. Finally, please indicate to us the financial impact for the past three years as a result of not having sufficient load, or capacity to satisfy these contracts, or any other contracts that you have in place within your operating regions. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

2. Prospectively, if possible please discuss the impact that your interest rate swaps had on interest expense.

Note 13 – Investments Accounted for by the Equity Method, page 171

3. Your summarized financial information for MIBRAG suggests your equity pick-up was 50% of net income, pre-tax. Please explain why you did not record your share of *after-tax* net income. Also, provide to us a reconciliation of the reported equity of $348 in your note disclosure to the amount reported on the audited financial statements in Euro. Please further reconcile that to the carrying amount of your investment. Please tell us whether net income has been adjusted to US GAAP, if not tell us why. Please be aware that you should be reporting the difference, if any, between the amount at which an investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference. See paragraph 20.a of APB no. 18.

4. Please show us your test of significance for Gladstone pursuant to Rule 1-02(w) of Regulation S-X. In this regard, please advise the necessity of providing audited financial statements pursuant to Rule 3-09 of Regulation S-X.

Note 15 – Accounting for Derivative Instruments and Hedging Activities, page 177

5. Explain to us what impact, if any, Hurricanes Katrina and Rita had on you anticipated sales of power in your South Central Operating Region in 2005. In this regard, explain if the company had any cash flow hedges in place related to anticipated sales, or purchases of power to satisfy your load requirements under the contracts. If you did have cash flow hedges in place, explain how you accounted for any lack of power delivered in this region and the related impact on the derivatives' effectiveness. In this regard, you indicate on page 27 of your filing that four of you cooperative customers suffered extensive damage to their distribution systems.

Form 8-K/A filed on January 26, 2006

General

6. Please provide a listing and individual analysis of any potentially material pre-acquisition contingencies. To the extent any potential pre-acquisition contingencies exist, they should be identified and discussed in the pro forma financial statements using the guidance contained in SAB Topic 2.A:7.

Transactional Pro Forma Analysis, page 5

7. You indicate on page six that the purchase price and allocation may change significantly from the pro forma amounts included in this filing. Please note that any material differences between the adjustments reflected in these pro forma financial statements and those made at closing of the acquisition should be identified and discussed in the historical financial statements in which the purchase is first reflected. This may be accomplished in the note in which you provide the paragraph 51.e of SFAS 141 disclosure. Please ensure you identify differences due to external factors such as interest rates or changes in the position of commodity forward curves versus those due to factors largely within your control, such as changes in estimates, appraisals, discount rates or identification of additional contingencies or assets. Please confirm your concurrence with this approach and explain to us how you plan to communicate changes in your allocation of purchase price at closing.

Purchase Price Allocation, page 7

8. Please describe in detail your process for identifying *all* acquired identifiable intangible assets. Given the substantial amount of goodwill recorded on this transaction, we believe it is possible that there may be additional intangibles that may have been overlooked in allocating fair value. In this regard, please tell us *in detail* the reasons you paid a substantial premium relative to the allocated net fair value. In this regard, describe your strategic reason(s) for this acquisition. Please address any synergies and the limitations associated with generation in ERCOT. Your existing purchase price allocation of approximately 39% of goodwill appears high given this business acquisition is closer to an asset acquisition. Please advise in detail.

9. Please tell us the amount of the adjustment to the pension and postretirement obligations and your method of computation. To the extent you utilize or expect to utilize a current actuarial valuation, please tell us the date of such valuation, all the principle assumptions and whether you anticipate updating the valuation upon

closing. Please explain to us what consideration you have given to anticipated settlements due to early retirement options in measuring the projected benefit obligation.

10. Please describe in detail the assumptions and modeling method used in determining the fair market value of Texas Genco's out-of-the money power contracts. Explain to us how you obtain forward market curves for energy prices including whether they are internally derived or based on outside sources. If outside, identify the source. Tell us whether the forward curves are or were used for other business purposes; such as entering into contracts for purchase and sale of the specified commodity in a given market. Tell us whether the same forward curve is used for sales versus purchases for a given commodity at a given delivery point. If not, please explain why.

11. We note the future amortization of the out-of-the money power contracts is material to your financial statements. Please explain how you intend on communicating such non-cash income in MD&A.

III. Acquisition of WCP and Sale of Rocky Road, page 14

12. We note you purchased the remaining 50% of WCP for approximately $205 million. We presume your existing equity interest in WCP received a new basis in the fresh start accounting applied in December, 2003. We further assume you considered other-than-temporary losses in value of your equity interest subsequent to new basis accounting. Please tell us the new basis established in fresh start and how that value was determined. Also describe in detail any other-than-temporary loss in value analysis performed after new basis but before acquisition of the remaining 50%. If your carrying amount prior to acquisition of the remaining 50% of WCP exceeded the acquisition price of the remaining 50%, please explain in detail how any prior analysis was in accordance with paragraph 19.h of APBO no. 18. We may have further comment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant